Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-2482
DIRECT FAX
917-777-2482
EMAIL ADDRESS
steven.grigoriou@SKADDEN.COM

                                    March 26, 2009

VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Global Opportunities Equity Trust (“BOE”) BlackRock Global Equity Income Trust (“BFD”) BlackRock World Investment Trust (“BWC”)

Dear Mr. Ganley:

We received your oral comments on March 13, 2009 and March 17, 2009 to the Joint Proxy Statement/Prospectus on Form N-14 filed on February 10, 2009 (Nos. 333-157207 and 811-21506) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 regarding the reorganizations (each a “Reorganization” and, collectively, the “Reorganizations”) of BFD and BWC (each a “Target Fund” and together the “Target Funds”) into BOE (the “Acquiring Fund” and, together with the Target Funds, each a “Fund” and, collectively, the “Funds”).

The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Joint Proxy Statement/Prospectus on the Funds’ behalf.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Funds’ Joint Proxy Statement/Prospectus, which accompanies this letter and is marked to show the changes made in response to your comments, as well as other changes made to the Joint Proxy Statement/Prospectus

Securities and Exchange Commission
March 26, 2009

since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses.

March 13, 2009 Comments

Comment 1:  Questions and Answers – Why Recommended Question.  Provide a range of savings for the reduced annual operating ratio, depending on which combination of Funds approve the Reorganization.

Response:  The requested change has been made.

Comment 2:  Questions and Answers – Historical Trading Question.  Revise historical trading to note which Funds currently are trading at discounts to each other.

Response:  The requested change has been made.

Comment 3:  Questions and Answers – Historical Trading Question.  Include disclosure that shareholders of the Target Funds will receive shares of the Acquiring Fund based on their relative net asset value and that the Acquiring Fund's shares may trade at a discount to net asset value after the Reorganization.

Response:  The requested change has been made.

Comment 4:  Questions and Answers – Reorganization Costs Question.  Supplementally inform us how the expenses associated with the Reorganization will be allocated among Funds.

Response:  Expenses incurred in connection with the Reorganizations will be allocated in one of the following three allocation methodologies:  (1) certain expenses will be borne directly by the respective Fund incurring the expense (e.g. printing of the N-14, Fund’s financial statements, mailing, solicitation and tabulation costs); (2) certain expenses will be allocated among the Funds based upon a fee on the newly converted shares and then further allocated evenly based upon both the Target Funds and the Acquiring Fund (e.g. AMEX/NYSE Listing Fee and SEC Fee); (3) service fees will be allocated pro rata among the Funds based on relative net assets (e.g. legal, audit and transfer agent fees).  Please see responses to Comments 14 and 17 below.

Securities and Exchange Commission
March 26, 2009

Comment 5:  Questions and Answers – Tax Question.  Can greater clarity be provided with respect to whether the Target Funds will sell a portion of their portfolio assets?

Response:  Due, in particular, to the fact that BFD will change its investment policies and portfolio manager prior to the completion of the Reorganization and for reasons unrelated to the Reorganization, the Funds now believe they will not need to dispose of assets in connection with the Reorganization.  Disclosure indicating they may need to do so has been deleted from the Registration Statement.

Comment 6:  Joint Proxy Statement/Prospectus – Summary – Proposal 1: Reorganizations of the Target Funds.  In the Non-U.S. Investments section of the comparison chart of the Funds, please change BOE's investment policy so that the Fund must invest at least 40% of its total assets at the time of investment in securities of non-U.S. issuers unless the Fund's investment adviser believes it is not in the best interest of the Funds, in which case it will invest at least 30% of its total assets in securities of non-U.S. issuers, and it will invest in issuers located in at least three different countries, including the United States.

Response:  The requested changes have been made.

Comment 7:  Joint Proxy Statement/Prospectus – Summary – Proposal 1: Reorganizations of the Target Funds – In the comparison chart, instead of listing entire relevant disclosure for Target Funds, indicate "Same as Acquiring Fund," where the information is the same for ease of readability.

Response:  The requested change has been made.

Comment 8:  Joint Proxy Statement/Prospectus – Summary – Proposal 1: Reorganizations of the Target Funds – In the comparison chart, include disclosure regarding the portfolio managers and advisers/sub-advisers for each Fund.

Response:  The requested change has been made.

Comment 9:  Joint Proxy Statement/Prospectus – Summary – Proposal 1: Reorganizations of the Target Funds – Further Information Regarding the Reorganization.  At the end of Proposal 1, cross-reference the Risk Factors and Special Considerations section of the Registration Statement.

Securities and Exchange Commission
March 26, 2009

Response:  The requested change has been made.

Comment 10:  Joint Proxy Statement/Prospectus – Risk Factors and Special Considerations.  If there are no other material differences between the Funds, indicate that the non-investment grade securities risk is the primary difference between the Funds.  Otherwise, indicate other differences between the Funds.

Response:  The disclosure has been revised to reflect additional differences.

Comment 11: Joint Proxy Statement/Prospectus – Risk Factors and Special Considerations.  Revise risk factors so that the risks applicable to all Funds are indicated as such.

Response:  The requested change has been made.

Comment 12:  Joint Proxy Statement/Prospectus –Proposal 1: Reorganizations of the Target Funds – Include disclosure for the most recent quarter in the Common Share Price Data section.

Response:  The requested change has been made.

Comment 13:  Joint Proxy Statement/Prospectus –Proposal 1: Reorganizations of the Target Funds – Financial Highlights.  What does "Tax return of capital" mean?  Clarify for the shareholders.

Response:  A footnote has been added to clarify this disclosure.

March 17, 2009 Comments

Comment 14:  Questions and Answers – Sales Load Question.  The following sentence reads as if some Funds will have expenses that the others do not:  "… the costs associated with the Reorganizations, including the costs associated with the shareholder meeting, will be borne directly by the respective Fund incurring the expense or allocated among the Funds based upon some reasonable methodology, as appropriate."  Please clarify the sentence if there are no specific costs to particular Funds.

Response:  Please see response to Comment 4 above and the response to Comment 17 below.

Securities and Exchange Commission
March 26, 2009

Comment 15:  Questions and Answers – Tax Question/Appendix B:  Pro Forma Financial Statements – Schedule of Investments.  If the portfolio for a Fund is selling a portion of its portfolio assets in connection to the Reorganization, please indicate so and indicate in the Schedule of Investments in Appendix B the assets to be sold if the Fund knows the assets at this point in time.

Response:  The Target Funds will not dispose of a portion of their portfolio securities in connection with the Reorganization.  Please see response to Comment 5 above.

Comment 16:  Joint Proxy Statement/Prospectus – Proposal 1: Reorganizations of the Target Funds.  Include a column in the Capitalization table indicating the costs of the merger/adjustments made to the Pro Forma of the Combined Fund.

Response:  The requested change has been made.

Comment 17:  Reorganization Statement of Additional Information – Appendix B – Notes to Pro Forma Condensed Combined Financial Statements – Note 1 – Basis of Combination.  Please state the "reasonable methodology" for allocating the costs to the Funds.

Response:  The requested change has been made.  Please also see response to Comment 14 above.

Comment 18:  Reorganization Statement of Additional Information – Appendix B – Notes to Pro Forma Condensed Combined Financial Statements – Note 2 – BOE Fund Valuation.  Please amend the heading on Note 2 to reflect the methodology of BFD and BWC.

Response:  The requested change has been made.

Comment 19:  Reorganization Statement of Additional Information – Appendix B – Notes to Pro Forma Condensed Combined Financial Statements – Please include a Note that states that some of the numbers in the Pro-Forma Condensed Combined Financial Statements are based on estimates.

Response:  The requested change has been made.

Securities and Exchange Commission
March 26, 2009

NAST Analysis

Per your request, we have provided below the analysis as to the “accounting survivor” following the Reorganizations based upon the factors specified by the staff (the "Staff") of the Securities and Exchange Commission in a no-action letter issued to North American Security Trust on August 5, 1994 (the “NAST Letter”).

The Acquiring Fund is the appropriate accounting survivor following the Reorganizations based upon the factors specified in the NAST Letter.  The NAST letter stated that in determining whether a surviving fund may use historical performance of predecessors, consideration should be given to which predecessor fund the surviving fund most resembles.  Factors to consider in such a comparison include the Funds’ investment objectives, policies and restrictions; investment advisers; asset size; expense structures and expense ratios; and portfolio composition.

Investment Objectives, Policies and Restrictions

The combined fund will have the same investment objectives, policies and restrictions as the Acquiring Fund.

The combined fund will have the investment objective of the Acquiring Fund.  The investment objective of the Acquiring Fund and of BFD currently is primarily to seek current income and current gains, with a secondary objective of long-term capital appreciation.  The investment objective of BWC currently is primarily to seek current income, dividends and gains, with a secondary objective of long-term capital appreciation.

The fundamental investment restrictions to which the Funds are subject are identical.

The investment policies of the combined fund will be identical to the investment policies of the Acquiring Fund.  However, important differences exist between the investment strategies of the combined fund and those of the Target Funds, as set forth in the table below.

Securities and Exchange Commission
March 26, 2009

Combined Fund/Acquiring Fund	Target Funds
BOE	BFD	BWC
General • Invests at least 80% of its total assets in equity securities or options on equity securities or indices or sectors of equity securities, under normal market conditions.	General • Invests at least 80% of its total assets in equity securities or options on equity securities or indices or sectors of equity securities, under normal market conditions.	General • Invests at least 75% of its total assets in equity securities or options on equity securities or indices or sectors of equity securities, under normal market conditions.
Debt Securities
• May invest up to 20% of its total assets in debt securities, including debt securities issued by companies located in emerging markets.
• May invest up to 10% of its total assets in non-investment grade debt securities, commonly known as "junk bonds."

	Debt Securities No policy.	Debt Securities • May invest up to 25% of its total assets in debt securities of issuers located anywhere in the world and including securities rated below investment grade.
Option Strategy
• Generally writes covered put and call options with respect to approximately 45% to 65% of its total assets, although this percentage may vary from time to time with market conditions.

Option Strategy • Same as Acquiring Fund.
Option Strategy
• Generally writes covered put and call options with respect to approximately 50% to 60% of its total assets, although this percentage may vary from time to time with market conditions.

In addition, the Board of Trustees of BFD recently approved a policy change for BFD (the "BFD Policy Change").  In this connection, one of BFD's non-fundamental investment policies was revised to conform to those of the Acquiring Fund to allow BFD to, under normal market conditions, invest at least 80% of its total assets in equity securities of companies located in countries throughout the world or options on equity securities or indices of equity securities.  Prior to April 12, 2009, BFD had employed a non-fundamental investment policy of, under normal market conditions, investing at least 80% of its total assets in a combination of (i) dividend-paying domestic and foreign common stocks and (ii) common stocks the value of which is subject to covered written index call options and emphasized investment in dividend paying common stocks and the use of index call options.  BFD’s new non-fundamental policy does not emphasize dividend-paying stocks or index call options.  Accordingly, BFD's financial performance for the period prior to April 12, 2009 does not reflect the BFD Policy Change.

This criterion supports the conclusion that the Acquiring Fund should be the accounting survivor because its investment policies will be the investment policies of the combined fund.

Securities and Exchange Commission
March 26, 2009

Investment Advisors

The combined fund will have the same investment advisor as the Acquiring Fund and each Target Fund, BlackRock Advisors, LLC (“BlackRock”).  BFD has retained BlackRock Investment Management, Inc. ("BIM") as a sub-advisor and BWC has retained BlackRock Financial Management LLC ("BFM") as a sub-advisor.  The combined fund, like the Acquiring Fund, will have BlackRock as an investment adviser but will not have BFM or BIM as a sub-advisor.

The combined fund’s investment advisory fee will be the same as that of the Acquiring Fund.  Each Fund has agreed to pay a fee payable monthly in arrears for the investment advisory services and facilities provided by BlackRock.  The fee is paid, for BWC and the Acquiring Fund, at an annual rate equal to 1.00% of the average weekly value of each Fund's respective net assets and, for BFD, at an annual rate equal to 1.00% of the average daily value of BFD's net assets.  However, on behalf of each Target Fund, BlackRock pays a portion of its advisory fee to each Target Fund's respective sub-adviser.  For BFD, BlackRock pays a sub-advisory fee to BIM equal to 74% of the management fee received from BFD.  For BWC, BlackRock pays a sub-advisory fee to BFM equal to 50% of the management fee received from BWC.  The combined fund will pay investment advisory fees to BlackRock and BlackRock will not pay any portion of its fees received to a sub-adviser.

The portfolio management team of the Acquiring Fund will be the portfolio management team of the combined fund going forward.  This is the same portfolio management team as currently manages BOE and BWC.  However, the portfolio management team of BFD was different prior to the BFD Policy Change and the performance history of BFD reflects the performance of such other team.

In light of the foregoing, this criterion supports a conclusion that the Acquiring Fund be the accounting survivor.  BFD should not be the accounting survivor, because its performance history is the result of a different portfolio management team.  This criterion does not argue strongly that either the Acquiring Fund or BWC should be the accounting survivor over the other because each has the same primary investment advisor and portfolio management team.

Asset Size

The combined fund’s asset size will be a combination of the asset sizes of the Funds.  As of December 31, 2008, the total average net asset values for BFD, BWC and the Acquiring Fund were $461,355,827, $533,728,259 and $216,367,510, respectively.  BlackRock projects that the total average net asset value of the combined fund would be $1,211,451,596.  We note that all of the Funds are mid-

Securities and Exchange Commission
March 26, 2009

sized funds and that none of the Funds is disproportionately larger than the others.  Because this is not a case of "a minnow swallowing a whale," this criteria provides at most superficial support for a Fund other than the Acquiring Fund being the accounting survivor.

Expense Structures and Expense Ratios

As a result of certain economies of scale, the combined fund will have a total expense ratio lower than the expense ratio of any Fund.  As of October 31, 2008, the total annual expense ratios for the Acquiring Fund, BFD and BWC were 1.14%, 1.11% and 1.10%, respectively.  BlackRock projects that the expense ratio for the combined fund would be 1.07%.  This criterion provides only marginal support for a Fund other that the Acquiring Fund being the accounting survivor, because there is only a 0.04% difference in the expense ratios of the Acquiring Fund (the Fund with the greatest difference in expenses from the combined fund) and BWC (the Fund with the least difference in expenses from the combined fund).

Portfolio Composition

When the portfolio realignment of BFD is completed in connection with the BFD Policy Change, BlackRock anticipates that the portfolio composition of each Fund will be substantially similar.  As a result, this criterion does not argue that any one Fund should be the accounting survivor following the Reorganization.

Conclusion

The criteria set forth by the Staff in the NAST Letter indicate that the accounting survivor following the Reorganization should be the Acquiring Fund.  Most importantly, the combined fund will have the same investment policies as the Acquiring Fund and will have investment policies that differ from the investment policies of the Target Funds in important respects.  The other criteria either support using the Acquiring Fund as the accounting survivor or, at most, provide marginal support for using a Target Fund as the accounting survivor but do not override the fact that the combined fund will be operated in manner identical to the Acquiring Fund and different than the Target Funds.  Each Fund has the same investment advisor and portfolio management team and substantially similar portfolio composition.  The asset sizes of the funds are in the same range so there is no case of a "minnow swallowing a whale" present and the differences in the spreads between the total expenses of the largest and smallest of the Funds and the combined fund is only 0.04% (i.e., a 0.07% spread between the expenses of BWC and the

Securities and Exchange Commission
March 26, 2009

combined fund and a 0.03% spread between the expenses of the Acquiring Fund and the combined fund).  Based on the factors specified by the staff in the NAST Letter, the Acquiring Fund should be the accounting survivor following the Reorganizations.

"Tandy" Representation

With respect to the Registration Statement, BOE hereby acknowledges the following:

The disclosure in the filing is the responsibility of BOE.  BOE acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  BOE also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and BOE represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOE further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve BOE from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2482 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

cc:  Michael K. Hoffman, Esq.